FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of October 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

The extraordinary general meeting will vote

on the financial restructuring plan,

on second notice on November 13th, 2017,

due to a lack of quorum on first notice

Paris, France – October 31, 2017

CGG announces that a quorum of 22.48% of the share capital was present at the general meeting of shareholders held today, which allowed to vote on the ordinary part of the agenda, i.e. mainly approval of the 2016 accounts. However, such quorum did not allow the general meeting to vote on the resolutions required to implement the financial restructuring plan. Indeed, the required quorum for the extraordinary part of the general meeting on first notice is 25% of the share capital, and 20% on second notice.

Therefore, CGG, the creditors who support the proposed restructuring plan, and DNCA have agreed to maintain their undertakings, subject to the general meeting of shareholders being held no later than November 17th, 2017. Consequently, the general meeting of shareholders will be convened on second notice, on November 13th, 2017 at 11 am (at Dock Haussmann, 50, avenue du Président Wilson, 93200 La Plaine Saint-Denis), to vote on the resolutions required to implement the financial restructuring plan. A second convening notice relating to such general meeting will be published in the BALO n° 132 dated November 3rd, 2017. It is recalled that Bpifrance Participations (c. 9.35% of the share capital and 10.9% of the voting rights) and DNCA (c. 7.9% of the share capital and 7.8% of the voting rights) have undertaken to vote in favor of such resolutions.

Proxies and postal votes issued to vote on the extraordinary part of the agenda of the general meeting dated October 31st, 2017 remain valid for the general meeting to be held on November 13th, 20171.

Publication of the Q3 2017 results will also occur on November 13th, 2017.

Trading on the Company shares (FR0013181864), the 2019 Convertible Bonds (FR0011357664) and the 2020 Convertible Bonds (FR0012739548), which has been suspended from October 31st, at 9:00am, will resume as from November 1st, 2017, at 9:00am

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

[1]	Subject to sales referred to in article R. 225-85 IV of the French commercial code.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 31st, 2017	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer